Ronald J. Frappier (214) 855-4743 rfrappier@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE Suite 3200 Dallas, Texas 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

NEW YORK, NEW YORK
(212) 704-6000

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

September 27, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Coastal Bancshares Acquisition Corp. Registration Statement on Form S-3 File No. 333-118294 Filed August 17, 2004

Ladies and Gentlemen:

        On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation ("Company" or "Coastal Bancshares"), we hereby file through EDGAR with the Securities and Exchange Commission (the "Commission") a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 of Coastal Bancshares (the "Amended S-1"), including exhibits.

        The Amended Form S-1 incorporates changes responsive to the comments set forth in the Commission's letter to Mr. Cary M. Grossman, dated September 16, 2004. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended S-1. The references to page numbers in the headings are to the original Registration Statement on Form S-1.

General

        1.     It is noted that a number of exhibits are to be filed by amendment. Please be advised that upon receipt of such information the staff will require time to review such documents and we may have additional comments. It is requested that such documents be filed as soon as possible.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        Pursuant to your request, we have filed the remaining exhibits with the Amended S-1, with the exception of exhibit 10.1, which we intend to file as soon as possible.

        2.     Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

        Coastal intends to provide the Commission with a copy of the no objection letter or call from the NASD indicating that the NASD has no additional concerns prior to the effectiveness of the company's registration statement.

        3.     Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

        Coastal notes the request and, prior to effectiveness, will provide confirmation that any outstanding state regulatory agency comments have been resolved and that Coastal has received clearance from all states where the company has applied to have the units registered for sale.

        4.     Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

        We have duly noted and considered the updating requirements of Rule 3-12 of Regulation S-X.

        5.     Please provide a current accountant's consent in any amendment.

        Hein & Associates has provided a current consent for the Amended S-1, which has been included as Exhibit 23.1.

Prospectus Cover Page

        6.     Please limit the prospectus cover to one EDGAR page as indicated by Item 501(b) of Regulation S-K.

        We have revised the prospectus cover to one EDGAR page as indicated by Item 501(b) of Regulation S-K.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        7.     A "Targeted Acquisition Corporation," or "TAC," is defined as a blank check company organized for the purpose of acquiring or merging with an operating business in a specified industry. According to the filing, your objective is to acquire an operating commercial bank or commercial bank holding company. Given the very broad array of non-banking activities a bank holding company may engage in, we are unclear how your objective satisfies the TAC definition. Please explain how such definition is consistent with this offering. Upon receipt, we may have additional comments.

        Coastal believes its objective to acquire an operating bank or bank holding company is consistent with the definition of a "Targeted Acquisition Corporation" or "TAC". While a TAC is a company organized for the business purpose of acquiring or merging with an operating business in a specified industry, Coastal is a TAC that has specified its industry as the banking industry. The language has been revised to clarify that Coastal intends to acquire an operating business in the banking industry. Specifically, Coastal intends to acquire a bank or bank holding company. The Bank Holding Company Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. Accordingly, Coastal believes that its objective and the definition of a "Targeted Acquisition Corporation" or "TAC" is consistent with this offering.

        8.     Title the warrants "redeemable warrants" or "callable warrants" hereon and wherever else appropriate.

        The warrants have been titled "redeemable warrants" in the Amended S-1.

Prospectus Summary

        9.     The discussion under Opportunity Analysis through the bottom of page one, as well as the identical information on page 23, is promotional and speculative and inappropriate in a disclosure document. It should be removed

        The Prospectus Summary, as well as the information on page 21, has been revised to replace the title "Opportunity Analysis" with "Industry Overview." Additionally, the promotional and speculative language has been removed and the discussion has been revised to provide factual information and statistics regarding the banking industry.

Risk Factors, page 7

        10.   Clarify in risk factor 10 that certain of your officers and directors, or their affiliates, are already affiliated with blank check companies. Identify these persons and the companies, as well as the fact that these companies recently filed Form S-1s with the Commission that have gone effective.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        Risk factor 10 has been revised to clarify that Cary M. Grossman, our Co-Chief Executive Officer and Chairman, is affiliated with Sand Hill IT Security Acquisition Corp., a blank check company organized on April 15, 2004 for the purpose of acquiring an operating business in the IT security industry. Additionally, a cross-reference to the section entitled "Management-Prior Involvement of Principals in Blank Check Companies", which section includes reference to the S-1 filing, has been added to risk factor 10.

        11.   Reference is made to risk factor 15. Please advise whether any arrangements or plans exist whereby the company's existing shareholders, officers, directors, promoters or affiliates thereof will purchase securities in this offering. If any do, please file as exhibits. If none, so state.

        There are no existing arrangements or plans whereby the Company's existing shareholders, officers, directors, promoters or affiliates will purchase securities in this offering, except for an agreement by and among Newbridge Securities and I-Bankers Securities, the representatives of the underwriters, and Cary M. Grossman and W. Donald Brunson, Coastal's Co-Chief Executive Officers, whereby Mr. Grossman and Mr. Brunson have agreed to purchase up to 1,000,000 warrants within the first twenty (20) days that the warrants trade separately. The warrant purchase letter agreement has been filed as Exhibit 10.13 to the Amended S-1. A description of the agreement is also contained on page 43 of the Amended S-1.

        12.   Risk factors 24-28, 30-33 and 37 are generic and could apply to any company. Please delete these risk factors.

        Risk factors 24-28, 30-33 and 37 have been deleted as requested.

Proposed Business, page 23

        13.   Please disclose whether the company's search for a target company will be limited to the United States.

        A sentence has been added to the paragraph under "Proposed Business—We have not identified a target business" on page 23 clarifying that Coastal's search for a target company will be limited to the United States.

Management, page 41

        14.   Please include a sub-section hereunder disclosing the Prior Involvement of Principals (promoters, officers, directors, their affiliates) in Blank-Check companies. The discussion should include the identify of the blank check company, the date of its initial public offering, amount of proceeds, date of acquisition, if any, name of target company, current status of the combined company and current involvement of the principal.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        A sub-section has been added to the "Management" section, on page 44, entitled "Prior Involvement of Principals in Blank Check Companies" as requested. The sub-section discloses the identity of the blank check company, the date of its initial public offering, amount of proceeds and the fact that the company has not identified a target business and current involvement of Mr. Grossman.

        15.   Indicate the current status of the Pentacon bankruptcy and the location of the bankruptcy court.

        The requested disclosure has been provided in the biography for Cary M. Grossman.

        16.   For all companies listed, indicate which are SEC reporting companies and provide trading symbols where appropriate.

        The section has been revised to indicate which companies are SEC reporting companies and trading symbols have been provided where appropriate.

        17.   Disclose the date Mr. Grossman began service at Sand Hill IT Security Acquisition Corp. Provide disclose regarding Mr. Grossman's relationship with MG12, Inc.

        The section has been revised to include the date Mr. Grossman began service at Sand Hill IT Security Acquisition Corp. and disclosure has been provided regarding Mr. Grossman's relationship with MGI2, Inc.

Principal Stockholders, page 45

        18.   Footnote 3 states that Mr. Grossman is the beneficial owner of the shares held by Coastal Acquisition, LLC. Disclosure elsewhere suggests that this is an entity affiliated with both Messrs. Grossman and Brunson. Supplementally advise whether Mr. Brunson shares beneficial ownership of the securities held by Coastal Acquisition, LLC, and if not, what his exact affiliation with Coastal Acquisition, LLC is. If he does share beneficial ownership, please revise the table and footnote to reflect this fact.

        Mr. Brunson holds a membership interest in Coastal Acquisition, LLC, but he has no voting or dispositive rights with respect to the Coastal shares held by Coastal Acquisition, LLC.

Certain Transactions, page 47

        19.   Clarify in the first paragraph following the table that the holders have agreed with the company to register the shares for resale.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        The language in the first paragraph following the table on page 45 has been revised to clarify that the holders have agreed with the Company to register the shares for resale.

        20.   Disclose any out-of-pocket business expenses currently owed to the officers and directors.

        A sentence has been added to the fifth paragraph on page 45 to explain that as of the date of the Amended S-1, the out-of-pocket expenses currently owed to the officers and directors is estimated to be less than $1000.

Exhibits

        21.   Exhibits 3.1, 10.11 and 10.12 contain no signatures. Please file validly executed documents for these exhibits and for those to be filed by amendment.

        Exhibits 3.1, 10.11 and 10.12 have been validly executed and filed with the Amended S-1.

        22.   The audit report and consent filed on Edgar do not have an electronic signature from the auditors, Hein and Associates LLP, as required by Subpart 232.302 of Regulation S-T. Please request that the auditors prepare an amended audit report and consent with the electronic signature required and file with your amendment.

        The audit report and consent filed with the Amended S-1 have electronic signatures from the auditors, Hein and Associates LLP, as required by Subpart 232.302 of Regulation S-T.

        23.   The form of underwriting agreement filed as exhibit 1.1 refers to an aggregate of 3,600,000 units. Please reconcile with the offering prospectus.

        The form of underwriting agreement has been revised to refer to 4,000,000 units and has been filed as exhibit 1.1 to the Amended S-1.

        24.   Section 6(b) of the underwriting agreement allows the registrant and the underwriter to terminate the agreement, but not the obligation to do so, if more than a 10% default occurs and purchase of the defaulted shares is not arranged. This, in our view, would constitute less than a firm commitment for all of the securities. The language should be revised to state that "this agreement will be terminated by you or the Company..." if such a default occurs.

        Section 6(b) of the form of underwriting agreement has been revised to state that "this agreement will terminate without liability on the part of the Company..." if such a default occurs.

Jenkens & Gilchrist
 A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 27, 2004

        If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4743.

Very truly yours,
/s/ Ronald J. Frappier
Ronald J. Frappier

RJF:mak
Enclosures

cc/encl.:
Cary M. Grossman
Kathleen L. Cerveny, Esq.